SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sonim Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

83548F101

(CUSIP Number)

Bryant R. Riley B. Riley Financial, Inc. 11100 Santa Monica Boulevard, Suite 800 Los Angeles, CA 90025 (818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83548F101	13D

1	Names of Reporting Persons B. Riley Financial, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,772,910
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,772,910
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,772,910
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%*
14	Type of Reporting Person (See Instructions) HC

*	Percent of class is calculated based on 85,161,187 shares of common stock, par value $0.01 (the “Common Stock” or “Shares”), of Sonim Technologies, Inc. (the “Issuer”) outstanding as of July 30, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 16, 2021 (the “8-K”).

CUSIP No. 83548F101	13D

1	Names of Reporting Persons B. Riley Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,073,658
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,073,658
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,658
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%*
14	Type of Reporting Person (See Instructions) IA

*	Percent of class is calculated based on 85,161,187 shares of Common Stock of the Issuer outstanding as of July 30, 2021 as reported in the 10-Q.

CUSIP No. 83548F101	13D

1	Names of Reporting Persons BRC Partners Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,073,658
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,073,658
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,658
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%*
14	Type of Reporting Person (See Instructions) OO

*	Percent of class is calculated based on 85,161,187 shares of Common Stock of the Issuer outstanding as of July 30, 2021 as reported in the 10-Q.

CUSIP No. 83548F101	13D

1	Names of Reporting Persons BRC Partners Opportunity Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,073,658
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,073,658
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,658
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person (See Instructions) PN

*	Percent of class is calculated based on 85,161,187 shares of Common Stock of the Issuer outstanding as of July 30, 2021 as reported in the 10-Q.

CUSIP No. 83548F101	13D

1	Names of Reporting Persons B. Riley Principal Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,699,252
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,699,252
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,252
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person (See Instructions) OO

*	Percent of class is calculated based on 85,161,187 shares of Common Stock of the Issuer outstanding as of July 30, 2021 as reported in the 10-Q.

CUSIP No. 83548F101	13D

1	Names of Reporting Persons Bryant R. Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 221,199
	8	Shared Voting Power 5,772,910
	9	Sole Dispositive Power 221,199
	10	Shared Dispositive Power 5,772,910
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,772,910
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%*
14	Type of Reporting Person (See Instructions) IN

*	Percent of class is calculated based on 85,161,187 shares of Common Stock of the Issuer outstanding as of July 30, 2021 as reported in the 10-Q.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019, as amended by Amendment No. 1 filed on June 29, 2020 and Amendment No. 2 filed on March 15, 2021 (collectively and as amended, the “Schedule 13D”) by the Reporting Persons relating to the common stock, par value $0.001 (the “Common Stock”), of Sonim Technologies, Inc., a Delaware corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a) – (b)

1.	As of the date hereof, BRPLP beneficially owns directly 2,903,765 shares of Common Stock, representing 3.4 % of the Issuer’s Common Stock. As of the date hereof, BRPI beneficially owns directly 4,699,252 shares of Common Stock, representing 5.5% of the Issuer’s Common Stock.

2.	BRPI is a wholly-owned subsidiary of BRF. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRPI.

3.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

4.	Bryant R. Riley may be deemed to indirectly beneficially own 221,199 shares of Common Stock representing 0.3% of the Issuer’s Common Stock, of which (i) 123,988 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, (ii) 24,303 shares are held as sole custodian for the benefit of Susan Riley, (iii) 24,303 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 24,303 shares are held as sole custodian for the benefit of Eloise Riley, and (v) 24,302 shares are held as sole custodian for the benefit of Abigail Riley. Bryant R. Riley may also be deemed to indirectly beneficially own the 7,824,213 shares of Common Stock, representing 9.2% of the Issuer’s Common Stock, outstanding held directly by BRPLP or BRPI the manner specified in paragraph (1) to (3) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRPLP, BRPI or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021

B. RILEY FINANCIAL, INC.

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
By:	Kenneth Young
Title:	Chief Executive Officer

/s/ Bryant R. Riley
By:	Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Daniel Shribman Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; and President of B. Riley Principal Investments, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino[1] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the close of business on the date hereof, Robert D’Agostino directly owned 181,987 shares of Common Stock. The aggregate purchase price of the 181,987 shares of Common Stock that were purchased by Mr. D’Agostino with personal funds is approximately $136,490. Mr. D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
8/23/2021	Sale	176,482	$0.3966	BRC Partners Opportunity Fund, L.P.
8/24/2021	Sale	1,160,078	$0.4087	BRC Partners Opportunity Fund, L.P.
8/25/2021	Sale	1,500,000	$0.4118	BRC Partners Opportunity Fund, L.P.
8/26/2021	Sale	1,830,107	$0.4052	BRC Partners Opportunity Fund, L.P.